Exhibit 28(j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Service Providers”, “Counsel and Independent Registered Public Accounting Firm” and “Financial Statements” in Part B included in Post-Effective Amendment No. 42 to the Registration Statement (Form N-1A, No. 811-07567) of State Street Navigator Securities Lending Trust.

We also consent to the incorporation by reference into Part B of our reports, dated February 26, 2021, with respect to the financial statements and financial highlights of State Street Navigator Securities Lending Government Money Market Portfolio, State Street Navigator Securities Lending Portfolio I and State Street Navigator Securities Lending Portfolio II, included in the Annual Shareholder Report of State Street Navigator Securities Lending Trust for the year ended December 31, 2020.

                 /s/ Ernst & Young LLP

Boston, Massachusetts

April 28, 2021